UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2026

John M. Deitzer
Chief Financial Officer
Atkore Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

Re: Atkore Inc.
Form 10-K for the Year Ended September 30, 2025
Filed November 26, 2025
File No. 001-37793

Dear John M. Deitzer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended September 30, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Factors Influencing our Results of Operations, page 37

1. We note the discussion of economic conditions influencing your operations beginning on page 37. You indicate that you generally sell your products on a spot basis and as such, were exposed to sales prices on your products that decreased faster than the cost of the related raw materials. We further note the analysis of segment results indicates the Electrical segment's average selling price decreased while its input costs increased and the Safety & Infrastructure segment's input costs decreased faster than its selling prices decreased, both of which seem somewhat different from the statement on page 37. Please explain to us in more detail the meaning of the disclosure on page 37 and how it relates to the explanation of changes in segment profitability, and revise future filings to clarify these matters to your investors. Please ensure readers can easily understand how the discussion of trends at the beginning of your MD&A relates to the discussion of trends within the more detailed analysis of results. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Critical Accounting Estimates
Indefinite-Lived Intangible Assets and Goodwill Impairments, page 50

2. We note your disclosure that in fiscal 2025 you performed a quantitative impairment assessment for goodwill for your six reporting units. You recorded a goodwill impairment on the Mechanical reporting unit of $18.9 million as a result of this annual impairment test. You also indicated that the fair values of the Conduit & Fittings and EMEA reporting units exceed their respective carrying value, but changes in your valuation assumptions could have resulted in an impairment. However, you do not discuss the results of the remaining three reporting units. Please expand your critical accounting estimates disclosure to indicate whether the fair value substantially exceeds book value for all reporting units at the date of your most recent impairment test. If the fair value substantially exceeded book value for all reporting units, please disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if the fair value of any reporting unit does not substantially exceed book value, identify the reporting unit and disclose the following:
    - the percentage by which fair value exceeded carrying value at the date of the most recent test;
    - the amount of goodwill allocated to the reporting unit;
    - a detailed description of the methods and key assumptions used and how the key assumptions were determined;
    - a discussion of the degree of uncertainty associated with the assumptions; and
    - a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Please include these expanded disclosures in future filings and provide us with your proposed disclosure as part of your response. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350 for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing